CHAPMAAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               September 17, 2013

VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:            First Trust Exchange-Traded Fund VII (the "Trust")
                         File Nos. 333-184918; 811-22767
             -------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VII (the "Trust") with the Securities and Exchange Commission (the "Commission") on August 30, 2013 (the "Registration Statement"). The Registration Statement relates to the First Trust Global Tactical Commodity Strategy Fund (the "Fund"), a series of the Trust. Your comments regarding the Fund were communicated to us by telephone on September 16, 2013. This letter serves to respond to your comments and accompanies Pre-Effective Amendment No. 2 to the Registration Statement, filed on September 17, 2013 (the "Amendment"). Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Amendment.

                                   PROSPECTUS

COMMENT 1 - SUMMARY INFORMATION - SHAREHOLDER FEES

      The prospectus discloses that the Fund will hold short positions through the Subsidiary. Confirm that the expenses related to the Fund's short positions will be considered a part of the "brokerage commissions and other expenses connected with the execution of portfolio transactions ... " as disclosed in footnote 3 of the Shareholder Fees table. If the expenses related to the Fund's short positions will be a part of the Fund's unitary fee, please confirm that as well.


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Karen Rossotto
September 17, 2013
Page 2


RESPONSE TO COMMENT 1

      We are able to confirm that the expenses related to the Fund's short positions will be considered a part of the brokerage commissions and other expenses connected with the execution of portfolio transactions and not included in the Fund's unitary fee.

COMMENT 2 - FUND INVESTMENTS - GOVERNMENT SECURITIES

      We note that the Fund has added disclosure that states that it may invest in sovereign debt obligations. Please confirm that this is not a part of the Fund's principal investment strategies and does not warrant disclosure in the Principal Investment Strategies section.

RESPONSE TO COMMENT 2

      We are able to confirm that the Fund's investments in sovereign debt obligations is not a part of the Fund's principal investment strategies.

COMMENT 3 - FUND INVESTMENTS - OTHER INVESTMENT COMPANIES AND POOLED INVESTMENT VEHICLES

      With respect to the Fund's investment in other investment companies and pooled investment vehicles, please confirm that the Fund will not invest in
Section 3(c)(1) or Section 3(c)(7) funds.

RESPONSE TO COMMENT 3

      We are able to confirm that the Fund will not invest in Section 3(c)(1) or
Section 3(c)(7) funds.

                                      ***


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


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Karen Rossotto
September 17, 2013
Page 3


      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                         Sincerely yours,

                                         CHAPMAN AND CUTLER LLP


                                         By: /s/ Morrison C. Warren
                                             -----------------------------------
                                              Morrison C. Warren